Yacht Finders, Inc.
122 Ocean Park Blvd., Suite 307
Santa Monica, CA 90405

October 14, 2008

By EDGAR Transmission and by USPS

Kathleen Collins
Accounting Branch Chief
U.S. Securities and Exchange Commission.
100 F Street N.E.
Washington, D.C. 20549.

Re:	Yacht Finders, Inc.
Form 10-KSB for the Year Ended December 31, 2007
Filed March 26, 2008
File # 000-52528

Form 10-QSB for the Period Ended March 31, 2008
Filed May 7, 2008
File # 000-52528

Form 10-Q for the Period Ended June 30, 2008
Filed August 8, 2008
File # 000-52528

Ladies and Gentlemen:

On behalf of Yacht Finders, Inc. (the “Company”), we hereby submit the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated October 8, 2008, providing the Staff’s comments with respect to the above referenced report.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we”, “us” and “our” refer to the Company unless the context indicates otherwise.

Form 10-K for the Year Ended December 31, 2007

Exhibit 31.1 and 31.2

1.    We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B. Similar revisions should be made to the Company's March 31, 2008 and June 30, 2008 Forms 10-Q.

COMPANY RESPONSE: We have filed Amendments to each of the Company’s Form 10-KSB for the year ended December 31, 2007, Form 10-QSB for the period ended March 31, 2008 and Form 10-Q for the period ended June 30, 2008 which correct the language of the Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Robert L. B. Diener at (310) 396-1691.

Sincerely,

YACHT FINDERS, INC

By:	/s/ Thomas W. Colligan
Thomas W. Colligan Chief Executive Officer